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SECUR **IISSION**



05036934

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 20518

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/04___ AND ENDING ___12/31/04___
                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Funds Distributor, Inc.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Summer Street, Suite 1500
                                         (No. and Street)

Boston   MA   02110
(City)   (State)   (Zip Code)

NAME AND TELEPHONE OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Bucher   614-470-8661
                                         (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers
(Name – if individual, state last, first, middle name)

100 East Broad Street   Columbus   OH   43215
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 4 2005
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be
supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)   Potential persons who are to respond to the collection of information
                         contained in this form are not required to respond unless the form displays
                         a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Bucher, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Funds Distributor, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

DIANE R. WENDEL BAKER
Notary Public, State of Ohio
My Commission Expires 08-20-06

_____
Signature

Financial and Operations Principal
Title

_____
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanations, or the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between Audited and Unaudited Statement of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A Copy of the SIPC Supplemental Form.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Statement of Cash Flows.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Funds Distributor, Inc.

(A wholly owned subsidiary of The BISYS Group, Inc.)
Financial Statements and
Supplementary Information
December 31, 2004



PricewaterhouseCoopers LLP
100 East Broad Street, Suite 2100
Columbus OH 43215
Telephone (614) 225 8700
Facsimile (614) 224 1044

Report of Independent Auditors

To the Board of Directors and Stockholder of
Funds Distributor, Inc.

In our opinion, the accompanying statement of financial condition and the related statements of
operations, of changes in stockholder's equity and of cash flows, present fairly, in all material respects,
the financial position of Funds Distributor, Inc. (a wholly owned subsidiary of The BISYS Group, Inc.)
(the "Company") at December 31, 2004, and the results of its operations, changes in its stockholder's
equity and its cash flows for the year then ended in conformity with accounting principles generally
accepted in the United States of America. These financial statements are the responsibility of the
Company's management. Our responsibility is to express an opinion on these financial statements
based on our audit. We conducted our audit of these statements in accordance with auditing standards
generally accepted in the United States of America. Those standards require that we plan and perform
the audit to obtain reasonable assurance about whether the financial statements are free of material
misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and
disclosures in the financial statements, assessing the accounting principles used and significant
estimates made by management, and evaluating the overall financial statement presentation. We
believe that our audit provides a reasonable basis for our opinion.

The Company is a member of a group of affiliated companies and, as disclosed in the financial
statements, has extensive transactions and relationships with its affiliates. Because of these
relationships, it is possible that the terms of these transactions are not the same as those that would
result from transactions among unrelated parties.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken
as a whole. The supplemental schedules on pages 8 and 9 are presented for purposes of additional
analysis and are not a required part of the basic financial statements, but are supplementary information
required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been
subjected to the auditing procedures applied in the audit of the basic financial statements and, in our
opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a
whole.

PricewaterhouseCoopers LLP

February 25, 2005

1

Funds Distributor, Inc.
(A wholly owned subsidiary of The BISYS Group, Inc.)
Statement of Financial Condition
December 31, 2004

Assets		
Cash	$	2,026,630
Investments		3,060
Accounts receivable		594,785
Due from affiliate		981,047
Prepaid expenses		109,295
Total assets	$	3,714,817
Liabilities and Stockholder's Equity		
Liabilities		
Accrued expenses, primarily distribution fees	$	611,154
Total liabilities		611,154
Stockholder's equity		
Common stock, $1 par value; 250,000 shares authorized; 1,000 shares issued and outstanding		1,000
Additional paid-in capital		2,495,345
Retained earnings		607,318
Total stockholder's equity		3,103,663
Total liabilities and stockholder's equity	$	3,714,817

The accompanying notes are an integral part of these financial statements.

Funds Distributor, Inc.
(A wholly owned subsidiary of The BISYS Group, Inc.)
Statement of Operations
Year Ended December 31, 2004

Revenue	
Administration fees	$ 1,974,323
Distribution fees	3,830,178
Commission fees	646,807
Other income	172,645
Interest income	1,319
Total revenue	6,625,272
Expenses	
Marketing expenses	2,127,507
Distribution expenses	2,823,567
Administrative service and other fees to affiliate	502,849
Other expenses	244,293
Total expenses	5,698,216
Income before taxes	927,057
Income taxes	334,980
Net income	$ 592,077

The accompanying notes are an integral part of these financial statements.

Funds Distributor, Inc.
(A wholly owned subsidiary of The BISYS Group, Inc.)
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2004

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balances at December 31, 2003	$ 1,000	$ 2,495,345	$ 15,241	$ 2,511,586
Net income	-	-	592,077	592,077
Balances at December 31, 2004	$ 1,000	$ 2,495,345	$ 607,318	$ 3,103,663

The accompanying notes are an integral part of these financial statements.

Funds Distributor, Inc.
(A wholly owned subsidiary of The BISYS Group, Inc.)
Statement of Cash Flows
Year Ended December 31, 2004

Cash flows from operating activities		
Net income	$	592,077
Adjustments to reconcile net income to net cash used in operating activities		
Decrease in accounts receivable		149,041
Increase in due from affiliate		(653,127)
Decrease in prepaid expenses		67,198
Decrease in accrued expenses, primarily distribution fees		(685,305)
Decrease in deferred income		(35,833)
Net cash used in operating activities		(565,949)
Cash flows from investing activities		
Sale of investments		2,592,579
Net cash provided by investing activities		2,592,579
Net increase in cash		2,026,630
Cash at beginning of year		-
Cash at end of year	$	2,026,630
Supplemental disclosures of cash flow information		
Cash paid during the year for income taxes	$	753,049

The accompanying notes are an integral part of these financial statements.

1. **Organization**

    Funds Distributor, Inc. (the "Company") is a wholly owned subsidiary of The BISYS Group, Inc. ("BISYS"). The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. ("NASD").

    The Company serves as administrator, subadministrator, distributor and/or principal underwriter to various investment companies (the "Funds"). The Company receives administrative and distribution fees from these clients or related investment companies.

2. **Summary of Significant Accounting Policies**

    Cash
    The Company maintains cash deposits in banks which from time to time exceed the amount of deposit insurance available. Management periodically assesses the financial condition of the institutions and believes that any potential credit loss is minimal.

    Investments
    Investments is composed of 300 shares of NASDAQ® stock.

    Revenue Recognition
    Distribution fees represent fees paid by the Funds pursuant to rule 12b-1 of the Investment Company Act of 1940 and the distribution agreement between the Funds and the Company. Fees earned by the Company are principally determined based on average daily net assets of the Funds and are accrued monthly. By contractual agreements, the Company retains a portion of these fees as compensation.

    Administration fees include both a contractually fixed fee and a fee based on average daily net assets. Commission fees are based on a percentage of the value of the shares distributed.

    Distribution Expense
    Distribution expense represents fees paid to other broker-dealers which originally sold the Funds and generated the distribution fee revenue. Distribution fees not paid to selling brokers are used to support other distribution related activities.

    Income Taxes
    BISYS and its affiliates file a consolidated federal income tax return that includes the Company. BISYS apportions income tax expense or benefit among all the affiliates based on their taxable income, using corporate statutory rate adjusted for the effect of temporary differences of the Company.

    Use of Estimates
    The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

3. **Net Capital Requirement**

As a registered broker-dealer engaged in the sale of redeemable shares of registered investment companies and certain other share accounts, the Company is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, shall not exceed 15 to 1. At December 31, 2004, the Company had net capital under the Rule of $1,452,250, which was $1,411,507 in excess of its minimum required net capital of $40,744. The Company's ratio of aggregate indebtedness to net capital at December 31, 2004 was .42 to 1.

4. **Regulatory Compliance**

The Company has claimed exemption from the provisions of SEC Rule 15c3-3 under Subparagraph (k)(1)—all customer transactions are limited to the sale and redemption of redeemable securities of registered investment companies and the Company does not handle customer funds. As such, the Company is not required to maintain funds in segregation.

5. **Related-Party Transactions**

During the year ended December 31, 2004, BISYS provided various services to the Company, such as use of office facilities, equipment, personnel and other administrative services. BISYS charges the Company an administrative service fee for these services designed to cover the costs of providing such services. The administrative service fee would not necessarily be the same if an unrelated party provided these services to the Company.

Funds Distributor, Inc.
(A wholly owned subsidiary of The BISYS Group, Inc.)
Supplemental Schedule—Computation of Net Capital Under Securities and Exchange Commission Rule 15c3-1
December 31, 2004

Total stockholder's equity from statement of financial condition		$ 3,103,663
Deduct nonallowable assets		
Investments	$ 3,060	
Accounts receivable	558,011	
Due from affiliate	981,047	
Prepaid expenses	109,295	1,651,413
Net capital		1,452,250
Net capital requirement (greater of 6 2/3 percent of aggregate indebtedness or $5,000)		40,744
Excess net capital		$ 1,411,507
Total aggregate indebtedness		$ 611,154
Percentage of aggregate indebtedness to net capital		42%

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There are no material differences between the net capital as shown above and the corresponding computation prepared by the Company for inclusion in its unuadited Part II A FOCUS Report filing of December 31, 2004.

Funds Distributor, Inc.
(A wholly owned subsidiary of The BISYS Group, Inc.)
Supplemental Schedule—Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Securities and Exchange Commission Rule 15c3-3
December 31, 2004

The Company claims exemption from the provisions of Rule 15c3-3 under Subparagraph (k)(1)—all customer transactions are limited to the sale and redemption of redeemable securities of registered investment companies and the Company does not handle customer funds.

 ■

PricewaterhouseCoopers LLP
100 East Broad Street, Suite 2100
Columbus OH 43215
Telephone (614) 225 8700
Facsimile (614) 224 1044

Report of Independent Auditors on Internal Control Pursuant to
Securities and Exchange Commission Rule 17a-5

To the Board of Directors and Stockholder of
Funds Distributor, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Funds Distributor, Inc. (a wholly owned subsidiary of The BISYS Group, Inc.) (the "Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility,



estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 25, 2005